

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via Email
Scott Wede
Chief Executive Officer
BCAP LLC
745 Seventh Avenue
New York, NY 10019

> **Re:** **BCAP LLC**
> **Registration Statement on Form S-3**
> **Filed June 21, 2013**
> **File No. 333-189510**

Dear Mr. Wede:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note that you may issue mortgage pass-through certificates under the pending registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also the note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

2.   We note that you intend to file a number of exhibits, including the form of underwriting agreement, the form of pooling and servicing agreement and the legality opinion in a

future amendment to your registration statement. Please allow sufficient time for review as we may have comments upon review of the exhibits.

Forms of Prospectus Supplements

Description of the Certificates – [Exchangeable Certificates], page 61; Description of the Notes – [Exchangeable Securities], page 69

3.   Please provide form of disclosure in brackets in each prospectus supplement describing the characteristics of the exchangeable securities. The form of disclosure should also include, without limitation, a description of when an exchange may occur and the characteristics, conditions and/or limitations, and overall operation of the exchange feature.

The Pooling and Servicing Agreement, page 73; The Transfer and Servicing Agreement, page 82

4.   We note that the mortgage loans will be serviced by the servicer under the supervisions of the master servicer to the extent provided in the pooling and servicing agreement. Please expand your disclosure in each prospectus supplement to provide a clear description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved (including any special servicers). Refer to Item 1108(a) of Regulation AB. Also, please expand your disclosure to indicate which parties would be responsible for each servicing criterion set forth in Item 1122(d), as applicable. Please consider, in addition to a narrative discussion, providing the information in a graphic or tabular format if doing so will aid understanding.

Base Prospectus

Description of the Securities, page 58

5.   We note that you intend to file the material operative agreements relating to each series of securities as an exhibit to a report on Form 8-K in connection with the offering of the securities of such series. Please confirm that all finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Edward J. Fine